                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [September] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (X)           No   Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ( )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated September 15, 2003. Attached is English language version of the notice.

The following table sets forth modification of allotment ratio of new stocks.

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1. Allotment Rate of New      Before                                   0.1618964
   Stocks (No. per stock)
                              --------------------------------------------------
                              After                                    0.1837629

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2. Others                     This modification of allotment ratio was made due
                              to the subscription result of Employee Stock
                              Ownership Association.

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* Related disclosure date     August 14, 2003

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 15, 2003




By /s/ MiRi Chung
   -----------------------------
Mi-Ri Chung

Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team